April 23, 2007

Mr Morgan Youngwood,

        Tel: 202-551-3479

Accounting Branch

United States Securities and Exchange Commission

Washington, D.C.,  20549

Creator Capital Limited (“CCL”) – File No.:  001-14611

Form 20-F for the fiscal year ended December 31, 2005 - Filed August 21, 2006

Form 6-K/A – Filed December 11, 2006

We are in receipt of Mr Stephen Krikorian’s letter dated February 14th, 2007.  With respect to the comments detailed in Mr Krikorian’s letter, our replies are set forth below:

Form 20-F, filed as amended on December 11, 2006

Item 15. – Controls and Procedures, item a

1.

Comments noted for future filings.

Certifications

2.

Comments noted for future filings

Form 6-K June Quarterly filed on November 16, 2006 and Form 6-K/A filed on December 11, 2006

3.

The ETV acquisition was still pending as at June 30, 2006, therefore, its operational activities were removed from the Income Statement and the Shareholders Equity.  However, the Agreement as originally posted to the Balance Sheet remains.

Statement of Changes in Financial Position

4.

The Share Purchase Agreement was posted to the “Balance Sheet” and the “Statement of Changes in Financial Position” as an Intangible Asset acquired by a Long Term Liability (the earnout of the 50,000,000 common shares).  The US$7,000,000 figure was determined by the closing trading price as of March 6, 2006 (being the date on the Share Purchase Agreement):

 US$0.14 x 50,000,000 (total earnout share amount) = US$7,000,000

Share Purchase Agreement – ETV Channels on Demand Inc.

5.

Under the terms of the Agreement, the earnout clause states: (i) each common share is valued a US$1.00 and (ii) one share would be “earned out” for every US$1.00 of ETV sourced business revenue.  Therefore, every share “earned out” would be moved from the Long term liability account to the Shareholder Equity as the share issuance was recorded.

Head Office:

CANON’S COURT, 22 VICTORIA STREET - HAMILTON HM12 - BERMUDA

PHONE: 441-295-2244 - FAX: 441-292-8666

NORTH AMERICAN CONTACT:

P.O. BOX 280, 590 WILLIES WAY - BOWEN ISLAND, B.C. CANADA  V0N 1G0

Phone: 604-947-2555 - Fax: 604-947-0294

Morgan Young

US Securities and Exchange Commission

April 23, 2007

Remedy:

Upon review with the Auditors, it has been determined the handling of the ETV acquisition on the June 30, 2006 statements was premature and incorrect.  We have followed their advice by completely removing any impact on the statements.  Only a business notation of the pending agreement is recorded, detailing the terms of the Agreement.  In the course of time, the Agreement did not close at all.  At the year-end, it became a footnote.

We have filed an amended Form 6/A dated April 19th 2007.  Deletions are not marked, however, amendments are highlighted in green.  An unmarked copy has been filed publicly.

If there are any further queries, we would be pleased to address them anon.

/Deborah Fortescue-Merrin/

Deborah Fortescue-Merrin

President and Director